UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated August 10, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 10, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 10, 2016

Re.: 71st Annual General Meeting of the Company for FY 2015-16 held on August 9, 2016

This is to inform you that Annual General Meeting (AGM) of the Company was held on August 9, 2016 at 3:00 p.m. at Birla Matushi Sabhagar, Mumbai.

Enclosed please find the following disclosures:

i.	Voting results in respect of the business conducted at the AGM, as required under Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations (SEBI LODR Regulations) along with the Scrutinizer’s Report (Annexure A) and (Annexure B) respectively.

ii.	Summary of proceedings of the AGM, as required under Regulation 30, Part A of Schedule III of SEBI LODR Regulations, (Annexure C).

News Release – 2	August 10, 2016

Annexure A

TATA MOTORS LIMITED

Date of the AGM/EGM	August 9, 2016
Total number of shareholders on record date	Ordinary Shareholders : 4,51,238 'A' Ordinary Shareholders : 93,099 Total : 5,44,337
No. of shareholders present in the Meeting either in person or in proxy:	444
No. of shareholders attended the Meeting Video Conferencing:	NA

Resolution No 1

Resolution required: (Ordinary) ~~(Special)~~	To receive consider and adopt (a) the Audited Standalone Financial Statement of the Company for Financial Year ended March 31, 2016 together with the Reports of the Board of Directors and the Auditors thereon; (b) the Audited Consolidated Financial Statements of the Company for Financial Year ended March 31, 2016 together with the Reports of the Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
		Poll	955,613,051	953,275,355	-	-	-	-	-	-
		Total	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
2	Public - Institutional holders	E-Voting	1,499,782,628	1,118,452,553	909,539,211	81.32	909,539,211	-	100.00	-
		Poll	1,499,782,628	1,118,452,553	601,344	0.05	601,344	-	100.00	-
		Total	1,499,782,628	1,118,452,553	910,140,555	81.37	910,140,555	-	100.00	-
3	Public-Others	E-Voting	940,284,627	866,323,365	572,305,835	66.06	572,198,885	106,950	99.98	0.02
		Poll	940,284,627	866,323,365	83,898	0.01	82,281	1,617	98.07	1.93
		Total	940,284,627	866,323,365	572,389,733	66.07	572,281,166	108,567	99.98	0.02
	Total	E-Voting	3,395,680,306	2,938,051,273	2,434,698,558	82.87	2,434,591,608	106,950	100.00	-
		Poll	3,395,680,306	2,938,051,273	685,242	0.02	683,625	1,617	99.76	0.24
		Total	**3,395,680,306**	**2,938,051,273**	**2,435,383,800**	**82.89**	**2,435,275,233**	**108,567**	**100.00**	**-**

Resolution No 2

Resolution required: (Ordinary) ~~(Special)~~	To declare a dividend on Ordinary Shares and 'A' Ordinary Shares.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
		Poll	955,613,051	953,275,355	-	-	-	-	-	-
		Total	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
2	Public - Institutional holders	E-Voting	1,499,782,628	1,118,452,553	912,695,952	81.60	912,695,952	-	100.00	-
		Poll	1,499,782,628	1,118,452,553	601,344	0.05	601,344	-	100.00	-
		Total	1,499,782,628	1,118,452,553	913,297,296	81.66	913,297,296	-	100.00	-
3	Public-Others	E-Voting	940,284,627	866,323,365	572,497,191	66.08	572,410,091	87,100	99.98	0.02
		Poll	940,284,627	866,323,365	83,898	0.01	82,281	1,617	98.07	1.93
		Total	940,284,627	866,323,365	572,581,089	66.09	572,492,372	88,717	99.98	0.02
		E-Voting	3,395,680,306	2,938,051,273	2,438,046,655	82.98	2,437,959,555	87,100	100.00	-
		Poll	3,395,680,306	2,938,051,273	685,242	0.02	683,625	1,617	99.76	0.24
	Total	**Total**	**3,395,680,306**	**2,938,051,273**	**2,438,731,897**	**83.01**	**2,438,643,180**	**88,717**	**100.00**	**-**

TATA
TATA MOTORS LIMITED

Resolution No 3
Resolution required: (Ordinary)(Special) To appoint a Director in place of Mr Ravindra Pisharody (DIN: 01875848), who retires by rotation and being eligible, offers himself for re-appointment.
Whether promoter/ promoter group are interested in the agenda/resolution? No
Promoter/Public Mode of Voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3] [4]=[(3)/(2)]*100 [5] [6] [7]=[(5)/(3)]*100 [8]=[(6)/(3)]*100
1 Promoter and Promoter Group E-Voting Poll 955,613,051 955,613,051 953,275,355 953,275,355 952,853,512 - 99.96 - 952,853,512 - - - 100.00 - - -
Total 955,613,051 953,275,355 952,853,512 99.96 952,853,512 - 100.00 -
2 Public - Institutional holders E-Voting Poll 1,499,782,628 1,499,782,628 1,118,452,553 1,118,452,553 912,695,952 601,344 81.60 0.05 900,794,259 601,344 11,901,693 - 98.70 100.00 1.30 -
Total 1,499,782,628 1,118,452,553 913,297,296 81.66 901,395,603 11,901,693 98.70 1.30
3 Public-Others E-Voting Poll 940,284,627 940,284,627 866,323,365 866,323,365 572,262,699 83,898 66.06 0.01 558,729,505 81,451 13,533,194 2,447 97.64 97.08 2.36 2.92
Total 940,284,627 866,323,365 572,346,597 66.07 558,810,956 13,535,641 97.64 2.36
Total E-Voting Poll 3,395,680,306 3,395,680,306 2,938,051,273 2,938,051,273 2,437,812,163 685,242 82.97 0.02 2,412,377,276 682,795 25,434,887 2,447 98.96 99.64 1.04 0.36
Total 3,395,680,306 2,938,051,273 2,438,497,405 83.00 2,413,060,071 25,437,334 98.96 1.04
Resolution No 4
Resolution required: (Ordinary)(Special) Ratification of Auditor’s Appointment.
Whether promoter/ promoter group are interested in the No
Promoter/Public Mode of Voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3] [4]=[(3)/(2)]*100 [5] [6] [7]=[(5)/(3)1*100 [8]=[(6)/(3)]*100
1 Promoter and Promoter Group E-Voting Poll 955,613,051 955,613,051 953,275,355 953,275,355 952,853,512 - 99.96 - 952,853,512 - - - 100.00 - - -
Total 955,613,051 953,275,355 952,853,512 99.96 952,853,512 - 100.00 -
2 Public - Institutional holders E-Voting Poll 1,499,782,628 1,499,782,628 1,118,452,553 1,118,452,553 894,259,155 601,344 79.96 0.05 856,020,638 601,344 38,238,517 - 95.72 100.00 4.28 -
Total 1,499,782,628 1,118,452,553 894,860,499 80.01 856,621,982 38,238,517 95.73 4.27
3 Public-Others E-Voting Poll 940,284,627 940,284,627 866,323,365 866,323,365 571,827,046 83,898 66.01 0.01 544,739,078 82,281 27,087,968 1,617 95.26 98.07 4.74 1.93
Total 940,284,627 866,323,365 571,910,944 66.02 544,821,359 27,089,585 95.26 4.74
Total E-Voting Poll 3,395,680,306 3,395,680,306 2,938,051,273 2,938,051,273 2,418,939,713 685,242 82.33 0.02 2,353,613,228 683,625 65,326,485 1,617 97.30 99.76 2.70 0.24
Total 3,395,680,306 2,938,051,273 2,419,624,955 82.35 2,354,296,853 65,328,102 97.30 2.70
TATA
TATA MOTORS LIMITED

Resolution No 5

Resolution required: (Ordinary)~~(Special)~~	Appointment of Mr Guenter Butschek as a Director.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
		Poll	955,613,051	953,275,355	-	-	-	-	-	-
		Total	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
2	Public - Institutional holders	E-Voting	1,499,782,628	1,118,452,553	912,695,952	81.60	901,297,572	11,398,380	98.75	1.25
		Poll	1,499,782,628	1,118,452,553	601,344	0.05	601,344	-	100.00	-
		Total	1,499,782,628	1,118,452,553	913,297,296	81.66	901,898,916	11,398,380	98.75	1.25
3	Public-Others	E-Voting	940,284,627	866,323,365	572,204,290	66.05	559,173,360	13,030,930	97.72	2.28
		Poll	940,284,627	866,323,365	83,898	0.01	82,281	1,617	98.07	1.93
		Total	940,284,627	866,323,365	572,288,188	66.06	559,255,641	13,032,547	97.72	2.28
	Total	E-Voting	3,395,680,306	2,938,051,273	2,437,753,754	82.97	2,413,324,444	24,429,310	99.00	1.00
		Poll	3,395,680,306	2,938,051,273	685,242	0.02	683,625	1,617	99.76	0.24
		Total	**3,395,680,306**	**2,938,051,273**	**2,438,438,996**	**83.00**	**2,414,008,069**	**24,430,927**	**99.00**	**1.00**

Resolution No 6

Resolution required: ~~(Ordinary)~~(Special)	Appointment of Mr Guenter Butschek as the Chief Executive Officer and Managing Director.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
		Poll	955,613,051	953,275,355	-	-	-	-	-	-
		Total	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
2	Public - Institutional holders	E-Voting	1,499,782,628	1,118,452,553	909,095,144	81.28	828,616,812	80,478,332	91.15	8.85
		Poll	1,499,782,628	1,118,452,553	601,344	0.05	601,344	-	100.00	-
		Total	1,499,782,628	1,118,452,553	909,696,488	81.34	829,218,156	80,478,332	91.15	8.85
3	Public-Others	E-Voting	940,284,627	866,323,365	619,498,789	71.51	608,884,050	10,614,739	98.29	1.71
		Poll	940,284,627	866,323,365	83,898	0.01	82,281	1,617	98.07	1.93
		Total	940,284,627	866,323,365	619,582,687	71.52	608,966,331	10,616,356	98.29	1.71
	Total	E-Voting	3,395,680,306	2,938,051,273	2,481,447,445	84.46	2,390,354,374	91,093,071	96.33	3.67
		Poll	3,395,680,306	2,938,051,273	685,242	0.02	683,625	1,617	99.76	0.24
		Total	**3,395,680,306**	**2,938,051,273**	**2,482,132,687**	**84.48**	**2,391,037,999**	**91,094,688**	**96.33**	**3.67**

TATA MOTORS LIMITED

Resolution No 7

Resolution required: ~~(Ordinary)~~(Special)	Re-appointment of Mr Ravindra Pisharody - Executive Director (Commercial Vehicles) and payment of remuneration.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
		Poll	955,613,051	953,275,355	-	-	-	-	-	-
		Total	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
2	Public - Institutional holders	E-Voting	1,499,782,628	1,118,452,553	908,281,490	81.21	896,034,737	12,246,753	98.65	1.35
		Poll	1,499,782,628	1,118,452,553	601,344	0.05	601,344	-	100.00	-
		Total	1,499,782,628	1,118,452,553	908,882,834	81.26	896,636,081	12,246,753	98.65	1.35
3	Public-Others	E-Voting	940,284,627	866,323,365	619,533,819	71.51	608,934,855	10,598,964	98.29	1.71
		Poll	940,284,627	866,323,365	83,898	0.01	81,451	2,447	97.08	2.92
		Total	940,284,627	866,323,365	619,617,717	71.52	609,016,306	10,601,411	98.29	1.71
	Total	E-Voting	3,395,680,306	2,938,051,273	2,480,668,821	84.43	2,457,823,104	22,845,717	99.08	0.92
		Poll	3,395,680,306	2,938,051,273	685,242	0.02	682,795	2,447	99.64	0.36
		Total	**3,395,680,306**	**2,938,051,273**	**2,481,354,063**	**84.46**	**2,458,505,899**	**22,848,164**	**99.08**	**0.92**

Resolution No 8

Resolution required: ~~(Ordinary)~~(Special)	Re-appointment of Mr Satish Borwankar - Executive Director (Quality) and payment of remuneration.
Whether promoter/ promoter group are interested in the	No

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
		Poll	955,613,051	953,275,355	-	-	-	-	-	-
		Total	955,613,051	953,275,355	952,853,512	99.96	952,853,512	-	100.00	-
2	Public - Institutional holders	E-Voting	1,499,782,628	1,118,452,553	908,600,338	81.24	898,791,296	9,809,042	98.92	1.08
		Poll	1,499,782,628	1,118,452,553	601,344	0.05	601,344	-	100.00	-
		Total	1,499,782,628	1,118,452,553	909,201,682	81.29	899,392,640	9,809,042	98.92	1.08
3	Public-Others	E-Voting	940,284,627	866,323,365	572,258,992	66.06	562,199,934	10,059,058	98.24	1.76
		Poll	940,284,627	866,323,365	83,898	0.01	81,751	2,147	97.44	2.56
		Total	940,284,627	866,323,365	572,342,890	66.07	562,281,685	10,061,205	98.24	1.76
	Total	E-Voting	3,395,680,306	2,938,051,273	2,433,712,842	82.83	2,413,844,742	19,868,100	99.18	0.82
		Poll	3,395,680,306	2,938,051,273	685,242	0.02	683,095	2,147	99.69	0.31
		Total	**3,395,680,306**	**2,938,051,273**	**2,434,398,084**	**82.86**	**2,414,527,837**	**19,870,247**	**99.18**	**0.82**

TATA MOTORS LIMITED

Resolution No 9
Resolution required: (Ordinary)(Special) Payment of remuneration to the Cost Auditor.
Whether promoter/ promoter group are interested in the agenda/resolution? No
Promoter/Public Mode of Voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3] [4]=[(3)/(2)] *100 [5] [6] [7]=[(5)/(3)]*100 [8] = [(6)/(3)]*100
1 Promoter and Promoter Group E-Voting Poll 955,613,051 955,613,051 953,275,355 953,275,355 952,853,512 - 99.96 - 952,853,512 - - - 100.00 - - -
Total 955,613,051 953,275,355 952,853,512 99.96 952,853,512 - 100.00 -
2 Public - Institutional holders E-Voting Poll 1,499,782,628 1,499,782,628 1,118,452,553 1,118,452,553 912,695,952 601,344 81.60 0.05 910,640,343 601,344 2,055,609 - 99.77 100.00 0.23 -
Total 1,499,782,628 1,118,452,553 913,297,296 81.66 911,241,687 2,055,609 99.77 0.23
3 Public-Others E-Voting Poll 940,284,627 940,284,627 866,323,365 866,323,365 572,259,389 83,898 66.06 0.01 572,054,538 81,751 204,851 2,147 99.96 97.44 0.04 2.56
Total 940,284,627 866,323,365 572,343,287 66.07 572,136,289 206,998 99.96 0.04
Total E-Voting Poll 3,395,680,306 3,395,680,306 2,938,051,273 2,938,051,273 2,437,808,853 685,242 82.97 0.02 2,435,548,393 683,095 2,260,460 2,147 99.91 99.69 0.09 0.31
Total 3,395,680,306 2,938,051,273 2,438,494,095 83.00 2,436,231,488 2,262,607 99.91 0.09
Resolution No 10
Resolution required: (Ordinary)(Special) Offer or invite for subscription of Non-Convertible Debentures on private placement basis.
Whether promoter/ promoter group are interested in the No
Promoter/Public Mode of Voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against % of Votes in favour on votes polled % of Votes against on votes polled
[1] [2] [3] [4] = [(3)/(2)] *100 [5] [6] [7]=[(5)/(3)]*100 [8]=[(6)/(3)1*100
1 Promoter and Promoter Group E-Voting Poll 955,613,051 955,613,051 953,275,355 953,275,355 952,853,512 - 99.96 - 952,853,512 - - - 100.00 - - -
Total 955,613,051 953,275,355 952,853,512 99.96 952,853,512 - 100.00 -
2 Public - Institutional holders E-Voting Poll 1,499,782,628 1,499,782,628 1,118,452,553 1,118,452,553 912,695,952 601,344 81.60 0.05 912,689,328 601,344 6,624 - 100.00 100.00 - -
Total 1,499,782,628 1,118,452,553 913,297,296 81.66 913,290,672 6,624 100.00 -
3 Public-Others E-Voting Poll 940,284,627 940,284,627 866,323,365 866,323,365 571,832,614 83,898 66.01 0.01 571,113,000 78,677 719,614 5,221 99.87 93.78 0.13 6.22
Total 940,284,627 866,323,365 571,916,512 66.02 571,191,677 724,835 99.87 0.13
Total E-Voting Poll 3,395,680,306 3,395,680,306 2,938,051,273 2,938,051,273 2,437,382,078 685,242 82.96 0.02 2,436,655,840 680,021 726,238 5,221 99.97 99.24 0.03 0.76
Total 3,395,680,306 2,938,051,273 2,438,067,320 82.98 2,437,335,861 731,459 99.97 0.03
TATA MOTORS LIMITED

News Release – 3	August 10, 2016

Annexure B

PARIKH & ASSOCIATES
COMPANY SECRETARIES Office: 111, 11th Floor, Sai-Dwar CHS Ltd, Sab TV Lane, Opp Laxmi Industrial Estate Off Link Road, Above Shabari Restaurant, Andheri (W), Mumbai : 400 053 Tel. : 26301232 / 26301233 / 26301240 Email: cs@parikhassociates.com parikh.associates@rediffmail.com
To,
The Chairman
Tata Motors Limited
Bombay House,
24 Homi Mody Street,
Mumbai - 400001
Dear Sir,
Sub: Consolidated Scrutinizer’s Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and voting by electronic ballot system at the Annual General Meeting of Tata Motors Limited held on Tuesday, August 09, 2016 at 3.00 p.m.
I, P. N. Parikh, of M/s. Parikh & Associates, Practicing Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited, pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, to conduct the remote e-voting process in respect of the below mentioned resolutions passed at the 71st Annual General Meeting (AGM) of Tata Motors Limited held on Tuesday, August 09, 2016 at 3.00 p.m.
I was also appointed as Scrutinizer to scrutinize the voting by electronic ballot system at the said AGM held on August 09, 2016.
The Notice dated May 30, 2016 along with statement setting out material facts under Section 102 of the Act were sent to the Shareholders in respect of the below mentioned resolutions passed at the AGM of the Company.
The Company had availed the remote e-voting facility offered by Central Depository Services Limited (CDSL) for conducting e-voting by the Shareholders of the Company.
The Company had also provided voting facility to the shareholders present at the AGM and who had not cast their vote earlier by remote e-voting. The shareholders of the company holding shares as on the “cut-off” date of August 02, 2016 were entitled to vote on the resolutions as contained in the Notice of the AGM.
The voting period for remote e-voting commenced on Thursday, August 04, 2016 at 09:00 a.m. (IST) and ended on Monday, August 08, 2016 at 05:00 p.m. (IST) and the CDSL e-voting platform was blocked thereafter.PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
After the closure of the voting at the AGM, the report on voting done at the meeting was generated in my presence and the same was diligently scrutinized.
The votes cast under remote e-voting facility were thereafter unblocked in the presence of two witnesses who were not in the employment of the Company and after the conclusion of the voting at the AGM the votes cast there under were counted.
I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the Central Depository Services Limited (CDSL) e-voting system and voting by electronic ballot system at the AGM.
I now submit my consolidated Report as under on the result of the remote e-voting and voting by electronic ballot system at the AGM in respect of the said Resolutions.
Resolution 1: Ordinary Resolution
To receive, consider and adopt:
a. the Audited Standalone Financial Statements of the Company for the Financial Year ended March 31, 2016 together with the Reports of the Board of Directors and the Auditors thereon; and
b. the Audited Consolidated Financial Statements of the Company for the Financial Year ended March 31, 2016 together with the Reports of the Auditors thereon
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,212 2,40,58,71,460 —
AOS* 465 2,94,03,773 —
Total 1,677 2,43,52,75,233 100.00(Rounded Off)
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 7 1,08,565 —
AOS* 2 2 —
Total 9 1,08,567 0.00
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 2: Ordinary Resolution
To declare a dividend on Ordinary Shares and ‘A’ Ordinary Shares.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,215 2,40,92,21,133 —
AOS* 470 2,94,22,047 -
Total 1,685 2,43,86,43,180 100.00(Rounded Off)
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 8 88,715 -
AOS* 2 2 -
Total 10 88,717 0.00
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 3: Ordinary Resolution
To appoint a Director in place of Mr. Ravindra Pisharody (DIN: 01875848), who retires by rotation and, being eligible, offers himself for re-appointment.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,195 2,38,38,26,730 -
AOS* 465 2,92,33,341 -
Total 1,660 2,41,30,60,071 98.96
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 26 2,52,48,636 -
AOS* 6 1,88,698 -
Total 32 2,54,37,334 1.04
(iii) Invalid votes:
Number of members Number of invalid
voted votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 4: Ordinary Resolution Ratification of Auditor’s Appointment
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,080 2,32,57,44,449 -
AOS* 435 2,85,52,404 -
Total 1,515 2,35,42,96,853 97.30
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 87 6,45,13,670 -
AOS* 32 8,14,432 -
Total 119 6,53,28,102 2.70
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 5: Ordinary Resolution
Appointment of Mr. Guenter Butschek (DIN: 07427375) as a Director.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,190 2,38,48,30,744 -
AOS* 459 2,91,77,325 -
Total 1,649 2,41,40,08,069 99.00
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 30 2,41,86,213 -
AOS* 12 2,44,714 -
Total 42 2,44,30,927 1.00
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 6: Special Resolution
Appointment of Mr. Guenter Butschek (DIN: 07427375) as Chief Executive Officer and Managing Director.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,170 2,36,48,28,884 -
AOS* 450 2,62,09,115 -
Total 1,620 2,39,10,37,999 96.33
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 40 8,81,51,309 -
AOS* 15 29,43,379 -
Total 55 9,10,94,688 3.67
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 7: Special Resolution
Re-appointment of Mr. Ravindra Pisharody (DIN: 01875848) - Executive Director (Commercial Vehicles), and payment of remuneration.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,173 2,42,96,66,667 -
AOS* 458 2,88,39,232 -
Total 1,631 2,45,85,05,899 99.08
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 33 2,25,34,902 -
AOS* 7 3,13,262 -
Total 40 2,28,48,164 0.92
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 8: Special Resolution
Re-appointment of Mr. Satish Borwankar (DIN: 01793948) - Executive Director (Quality) and payment of remuneration.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,175 2,38,56,88,605 -
AOS* 458 2,88,39,232 -
Total 1,633 2,41,45,27,837 99.18
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,175 2,38,56,88,605 -
AOS* 458 2,88,39,232 -
Total 1,633 2,41,45,27,837 99.18
(iii) Invalid votes:
Number of members Number of invalid
voted votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 9: Ordinary Resolution Payment of remuneration to Cost Auditors.
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,202 2,40,68,09,451 -
AOS* 469 2,94,22,037 -
Total 1,671 2,43,62,31,488 99.91
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 20 22,62,605 -
AOS* 2 2 -
Total 22 22,62,607 0.09
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

Continuation Sheet
Resolution 10: Special Resolution
Offer or invite for Subscription of Non-Convertible Debentures on private placement basis
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 1,200 2,40,79,13,824 -
AOS* 469 2,94,22,037 -
Total 1,669 2,43,73,35,861 99.97
(ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
OS 22 7,31,457 -
AOS* 2 2 -
Total 24 7,31,459 0.03
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
OS - -
AOS* - -
Total - -
*Each ‘A’ Ordinary shareholder is entitled to one vote for every ten ‘A’ Ordinary shares held.
Shareholders who have split their votes into “Assent” as well as “Dissent”, while their votes are taken as cast, they have been counted only once for the purpose of thier presence, which has been mentioned under the head “Assent”.
Thanking you, Yours faithfully,
P. N. Parikh
Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111,11th Floor, Sai Dwar CHS Ltd
Sab TV Lane, Opp. Laxmi Indl. Estate,
Off Link Road, Above Shaabari Restaurant,
Andheri West, Mumbai - 400053
Place: Mumbai
Dated: August 10, 2016
PARIKH & ASSOCIATES
COMPANY SECRETARIES
MUMBAI

News Release – 4	August 10, 2016

Annexure C

TATA
Summary of proceedings of the 71st Annual General Meeting
The 71st Annual General Meeting (AGM) of the Members of Tata Motors Limited (the Company) was held on Tuesday, August 9, 2016 at 3:00 p.m. at Birla Matushi Sabhagar, Mumbai.
Mr Cyrus Mistry chaired the Meeting. The requisite quorum being present, the Chairman called the meeting to order. All the Directors attended the Meeting. The Chairman delivered his speech followed by a presentation made by Group Chief Financial Officer and the para on ‘Matter of Emphasis’ in the Auditors’ Report on the Consolidated Financial Statements was read by the Company Secretary.
The following resolutions set out in the Notice convening the AGM were proposed and seconded by Members:
Item No. Details of the Agenda Resolution required
1 To receive, consider and adopt: (a) the Audited Standalone Financial Statements of the Company for the Financial Year ended March 31, 2016 together with the Reports of the Board of Directors and the Auditors thereon; and (b) the Audited Consolidated Financial Statements of the Company for the Financial year ended March 31, 2016 together with the Report of Auditors thereon Ordinary
2 To declare a dividend on Ordinary Shares and ‘A’ Ordinary Shares Ordinary
3 To appoint a Director in place of Mr Ravindra Pisharody (DIN:01875848), who retires by rotation and being eligible, offers himself for re-appointment Ordinary
4 Ratification of Auditors’ Appointment Ordinary
5 Appointment of Mr Guenter Butschek as a Director Ordinary
6 Appointment of Mr Guenter Butschek as the Chief Executive Officer and Managing Director Special
7 Re-appointment of Mr Ravindra Pisharody – Executive Director (Commercial Vehicles) and payment of remuneration Special
8 Re-appointment of Mr Satish Borwankar – Executive Director (Quality) and payment of remuneration Special
9 Payment of Remuneration to the Cost Auditor Ordinary
10 Offer or invite for Subscription of Non-Convertible Debentures on private placement basis Special
The Chairman informed that Mr P N Parikh of M/s Parikh & Associates, Practicing Company Secretaries (Membership No. FCS327) was the Scrutinizer appointed by the Board to supervise the remote e-voting and electronic ballot at AGM
Chairman informed the Members that the facility of remote e-voting for the Members was made available till August 8, 2016 and that the facility for electronic ballot had been provided at the AGM venue. The Chairman requested the Members who were present at the AGM and had not cast their votes by remote e-voting could now cast their vote at the Meeting.
The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. The Chairman responded to all the queries raised by Members.
The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. The Chairman authorized the Company Secretary to declare the results of voting.
The Scrutinizer’s Report was received on August 10, 2016 and as set out therein all the said resolutions were declared passed with the requisite majority.
Yours faithfully,
Tata Motors Limited
H K Sethna
Company Secretary

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.